UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13D

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                           BIOTRANSPLANT INCORPORATED
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   09066Y 10 7
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                               December 22, 2003
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 09066y    10  7               13D/A                 Page 2 of 9 Pages





1    NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Little Wing, L.P., 13-3778596

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)    / /
         (b)   /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS:

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER:                    0 shares

8.   SHARED VOTING POWER:                  0 shares

9.   SOLE DISPOSITIVE POWER:               0 shares

10.  SHARED DISPOSITIVE POWER:             0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:       0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                    0 %

14.  TYPE OF REPORTING PERSON*:             PN

CUSIP NO. 09066y    10  7               13D/A                 Page 3 of 9 Pages


1.   NAME OF  REPORTING  PERSON,  I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSON:
     Tradewinds Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

         (a)    / /
         (b)   /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER:                    0 shares

8.   SHARED VOTING POWER:                  0 shares

9.   SOLE DISPOSITIVE POWER:               0 shares

10.  SHARED DISPOSITIVE POWER:             0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:       0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                       0%

14.  TYPE OF REPORTING PERSON*:                CO

CUSIP NO. 09066y    10  7               13D/A                 Page 4 of 9 Pages


1.   NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Quilcap Corp., 13-3780878

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER:                    0 shares

8.   SHARED VOTING POWER:                  0 shares

9.   SOLE DISPOSITIVE POWER:               0 shares

10.  SHARED DISPOSITIVE POWER:             0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:       0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                      0%

14.  TYPE OF REPORTING PERSON*:               CO

CUSIP NO. 09066y    10  7               13D/A                 Page 5 of 9 Pages


1.   NAME OF  REPORTING  PERSON,  I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSON:
     Quilcap International Corp., 13-3868725

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware


7.   SOLE VOTING POWER:                    0 shares

8.   SHARED VOTING POWER:                  0 shares

9.   SOLE DISPOSITIVE POWER:               0 shares

10.  SHARED DISPOSITIVE POWER:             0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:       0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                     0%

14.  TYPE OF REPORTING PERSON*:              CO

CUSIP NO. 09066y    10  7               13D/A                 Page 6 of 9 Pages


1.   NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Parker Quillen ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   / /
         (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.   SOLE VOTING POWER:               5,000 shares

8.   SHARED VOTING POWER:                 0 shares

9.   SOLE DISPOSITIVE POWER:          5,000 shares

10.  SHARED DISPOSITIVE POWER:            0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:  5,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                    0%

14.  TYPE OF REPORTING PERSON*:             IN

CUSIP NO. 09066y    10  7               13D/A                 Page 7 of 9 Pages


       This Schedule 13D/A hereby amends the Schedules 13D, as originally filed with the United States Securities and Exchange Commission (the "Commission"), on August 2, 2002, as amended, relating to the beneficial ownership of the common stock, par value $.01 per share (the "Common Stock") of BioTransplant Incorporated, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 196 Boston Avenue, Suite 2800, Medford Massachusetts. Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D.

Item 1.  Security and Issuer

         No amendment.

Item 2.  Identity and Background

         No amendment.

Item 3.  Source and Amount of Funds or Other Consideration

         No amendment.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended in its entirety to provide as follows:

         The Reporting Entities no longer intend to engage in actions designed to influence the Issuer's Board of Directors, or otherwise change or influence the control of the Issuer.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended in its entirety to provide as follows:

         (a) The Reporting Entities ceased to be beneficial owners of more than 5% of the Common Stock as of December 22, 2003.

CUSIP NO. 09066y    10  7               13D/A                 Page 8 of 9 Pages

         Specifically, as of December 23, 2003: (i) Little Wing, L.P. and Quilcap Corp. beneficially owned no shares of the Common Stock; and (ii) Tradewinds Fund Ltd. and Quilcap International Corp. beneficially owned no shares of the Common Stock. Parker Quillen beneficially owned 5,000 shares of the Common Stock as of December 9, 2003, constituting less than 1% of the Common Stock based on the Issuer's latest Form 10-Q filed with the Commission on November 19, 2002.

         (b) Little Wing, L.P. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quilcap Corp., the general partner of Little Wing, L.P. Tradewinds Fund Ltd. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quilcap International Corp., the investment manager of Tradewinds Fund Ltd. Parker Quillen is the President of the Reporting Entities.

         (c) Little Wing, L.P. sold 3,250,000 shares of the Common Stock on December 22, 2003 on the NASDAQ Stock Market, Inc. at $.005 per share. Tradewinds Fund Ltd. sold 757,516 shares of the Common Stock on December 22, 2003 on the NASDAQ Stock Market, Inc. at $.005 per share. Parker Quillen sold 200,000 shares of the Common Stock on December 9, 2003 on the NASDAQ Stock Market, Inc. at $.01 per share.

Item 6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

         No amendment.

Item 7.  Material to be Filed as Exhibits

         No amendment

CUSIP NO. 09066y    10  7               13D/A                 Page 9 of 9 Pages

                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2004

LITTLE WING, L.P.                          QUILCAP CORP.
By:  Quilcap Corp.
        General Partner

By:        /s/ Parker Quillen              By:    /s/ Parker Quillen
     ------------------------------            ---------------------
       Parker Quillen, President                 Parker Quillen, President

TRADEWINDS FUND LTD.                       QUILCAP INTERNATIONAL CORP.
By: Quilcap International Corp.

By: :     /s/ Parker Quillen               By:   /s/ Parker Quillen
       ----------------------------           --------------------
       Parker Quillen, President                Parker Quillen, President


   /s/ Parker Quillen
       Parker Quillen